UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 8, 2023

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Clean Energy Fuels Corp.

File No. 001-33480 - CTR#3705

Clean Energy Fuels Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 19, 2021.

Based on representations by Clean Energy Fuels Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 4.4   through April 16, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary